

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

Victor T. Limongelli
President and Chief Financial Officer
Guidance Software, Inc.
15 North Marengo Avenue
Pasadena, CA 91101

      Re: Guidance Software, Inc.
              Form 10-K for the Year Ended December 31, 2009
              File No. 001-33197

Dear Mr. Limongelli:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Patrick Gilmore
                    Accounting Branch Chief